SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2002
                                          -------------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 11 Devonshire Square, London EC2M 4YR, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes        No  X
                                      ----      ----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A
                                        ------------------


Description of document filed:  AMVESCAP ("ESOP") TRANSFERRED 36,534 SHARES TO
                                ----------------------------------------------
                                A BENEFICIARY OF THE PLAN.
                                --------------------------

AMVESCAP PLC
903013
IMMEDIATE RELEASE  17 OCTOBER 2002




In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 16 October 2002, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") transferred 36,534 shares to a beneficiary of the AMVESCAP Employee Stock Ownership Plan. The transfer was not made to any director of AMVESCAP. The Company was notified of this transaction on 17 October 2002.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.






17 OCTOBER 2002

                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 17 October, 2002                 By  /s/  ANGELA TULLY
     ----------------                     --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary